JNL VARIABLE FUND LLC
                        225 West Wacker Drive, Suite 1200
                             Chicago, Illinois 60606
                                 (312) 338-5801


February 7, 2007

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:      JNL Variable Fund LLC
         File Nos: 333-68105 and 811-09121

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 16 to the Registration Statement under the Securities Act of 1933 and Amendment No. 18 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) the addition of two funds to be sub-advised by Mellon Capital Management Corporation (JNL/Mellon Capital Management S&P(R) SMid 60 Fund; and the JNL/Mellon Capital Management NYSE(R) International 25 Fund);

2) to reflect the merger of the JNL/Mellon Capital Management Dow 10 Fund, the JNL/Mellon Capital Management S&P 10 Fund, and the JNL/Mellon Capital Management Global 15 Fund of JNLNY Variable Fund I LLC (333-79415; 811-09357) into the JNL/Mellon Capital Management JNL 5 Fund of JNL Variable Fund LLC; and

3)   to reflect other changes.

If you have any questions please contact me at (517) 367-4336.

Very truly yours,

/s/  Susan S. Rhee

Susan S. Rhee

encs.

February 7, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Ellen Sazzman

Re:      JNL Variable Fund LLC
         File Nos: 333-68105 and 811-09121

Dear Commissioners:

I am writing on behalf of the above referenced registrant. We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

Respectfully,


Susan S. Rhee
Vice President, Counsel & Secretary
JNL Variable Fund LLC